P.E. 11/29/01

FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For ...29 November..., 2001

UNITED UTILITIES PLC
(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X...... Form 40-F..............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......... No...X.......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 29 November 2001

BY ..Tim Rayner.........
Tim Rayner
Company Secretary

Print the name and title of the signing officer under his signature

UNITED UTILITIES PLC

29 November 2001

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2001

DELIVERING GROWTH AND EFFICIENCY

- Profit* before tax increased by 8 per cent to £163.9 million
- Asset management services - sales nearly doubled to £175.0 million
- Customer management outsourcing – sales increased by 39 per cent to £134.3 million
- Licensed multi-utility operations - operating profit increased by 5 per cent to £261.8 million
- Telecommunications – turnover increased by 42 per cent to £75.3 million
- EPS** increased by 7 per cent to 28.4 pence
- Interim dividend of 15.3 pence, an increase of 2 per cent

* excluding discontinued activities, exceptional items and goodwill
** adjusted for discontinued activities, exceptional items, goodwill and FRS19 deferred taxation

Chief Executive John Roberts said:

"Six months ago, we reported on the progress we had made in pursuing our strategy to deliver growth by applying our core skills in the expanding support services market, and to increase efficiency in our licensed multi-utility operations. Today, I can report on the significant headway we have made notwithstanding the uncertain economic environment.

"In our support services activities, we've made tangible progress in developing United Utilities Contract Solutions, our asset management services business, and Vertex, our customer management outsourcing business. More than 30 per cent of the group's turnover now comes from these growth businesses and we have seen a substantial increase in their profitability. But our efforts to expand these businesses do not mean that we are neglecting our other activities.

"Stock market conditions in the telecommunications sector have been highly volatile and outside our control. What has been within our control is to develop Your Communications, our telecommunications business, in a measured and focused way. Year on year sales increased 42 per cent in a business highly focused on exploiting its regional strengths in the Midlands and the North of England. As planned, operating losses were lower than the corresponding period last year and, as we move through the second half of the year, the business is EBITDA positive on a month by month basis.

"In our licensed multi-utility operations, we have been working hard over the last eighteen months to identify effective ways of exploiting new technology to achieve savings in our substantial capital programmes. Of particular note is the pioneering use we are now making of reverse auctions hosted by Eutilia, the European utilities' web portal in which we are a founder shareholder. Although these are still early days, significant cost savings have been secured already, compared with traditional procurement channels."

Commenting on the outlook for United Utilities, John Roberts added:

"Both Vertex, our customer management outsourcing business, and United Utilities Contract Solutions, our asset management services business, have highly visible income streams based substantially on long-term operations. Neither business has been immediately adversely affected by recent global events, and there is no market evidence of a significant reduction in the future opportunities available to these businesses.

"Looking ahead, there are continuing uncertainties for the UK economy. Our monopoly regulated businesses enter this period with the sound platform of highly predictable revenues, fixed by regulatory reviews up to 2005. Given these predictable revenues, and our expectation of outperformance of our regulatory cost targets, we believe that our earnings and dividend prospects are sound.

"Over the last six months, the debate within the water industry concerning new company capital structures has continued. We will continue to review the implications of any developments against the background of the long-term demands for capital investment in the industry. We believe a substantial equity capital component may well continue to be required if the increasing debt requirements of the industry are to be financed and refinanced, efficiently and economically, given the current allocation of risk among the industry's stakeholders.

"For our part, we continue to deliver additional benefits through our multi-utility strategy. I believe there are more savings yet to be secured in terms of both operational and capital efficiency and we are confident of our ability to provide good rewards for our equity investors based on this strategy. Looking to the future, our current equity-based structure provides a strong foundation to grow our businesses whilst retaining the flexibility to fund the future development of the group for the long-term benefit of all our stakeholders.

In conclusion, the Chairman, Sir Richard Evans, said:

"I am very pleased with the progress that the group is making in developing its growth businesses, exploiting the opportunities to deploy its core skills in growth markets, and achieving multi-utility efficiency in its licensed businesses. The board's confidence in the group's performance is reflected in its decision to increase the interim dividend."

-o0o-

For further information, please contact:

John Roberts - Chief Executive	020 7307 0300
Simon Batey - Finance Director	020 7307 0300
Paul Deehan - Investor Relations Manager	01925 237000
Alan Price - Head of Corporate and Financial Communications	020 7307 0300
Andrew Lorenz - Financial Dynamics	020 7831 3113

A presentation to investors and analysts will commence at 9.00 am on Thursday, 29 November 2001 at the City Conference Centre (inside the Institute of Marine Engineers), Coleman Street, London EC2. A web-cast of the results presentation will be on our web site later today at: http://www.unitedutilities.com, together with further information on United Utilities. Photographs for media use supporting these results can be downloaded via http://www.newscast.co.uk

DIVIDEND

The board has declared an interim dividend in respect of the six months ended 30 September 2001 of 15.3 pence per share, an increase of 2 per cent. This dividend will be paid on 11 February 2002 to shareholders on the register at close of business on 7 December 2001.

FINANCIAL PERFORMANCE

Turnover from continuing operations rose 20.6 per cent to £912.1 million, reflecting strong growth in customer management outsourcing, asset management services and telecommunications, offset by real regulatory price reductions in licensed multi-utility operations.

Operating profit from continuing operations before goodwill amortisation and exceptional items rose 7.2 per cent to £276.4 million compared with the previous year. This was mainly because of increased volume and operating margins in customer management outsourcing, increased volume in asset management services, improved operating performance in telecommunications and operating cost reductions in licensed multi-utility operations.

After a 6.4 per cent increase to £112.5 million in interest payable relating to continuing operations, profit from continuing operations before tax, goodwill amortisation and exceptional items increased by 7.7 per cent to £163.9 million.

Goodwill amortisation in the period rose to £4.3 million, compared with £1.3 million in the corresponding period last year.

Adjusted earnings per share (see note 5) for the period increased year on year by 6.8 per cent to 28.4 pence. Adjusted dividend cover (see note 7) rose to 1.9 times from 1.8 times in the corresponding period last year.

Net debt at 30 September 2001 increased by £91.4 million to £2,897.8 million compared with 31 March 2001. Gearing rose from 108 per cent at 31 March 2001 to 110 per cent at 30 September 2001. Gearing now reflects a balance sheet provision for deferred taxation in accordance with FRS19. The effect of the implementation of this financial reporting standard has been to increase reported gearing by around 10 per cent. This does not affect the cash flow or borrowing capacity of the group.

Cash and short-term investment balances at 30 September 2001 were £340 million and undrawn facilities exceeded £1.2 billion, supported by a further £200 million facility from the European Investment Bank. This provides the group with significant liquidity for its operations and substantial pre-funding for its capital investment programme.

OPERATING PERFORMANCE

LICENSED MULTI-UTILITY OPERATIONS

- Turnover increased by 1.5 per cent to £601.1 million
- Operating profit increased by 4.7 per cent to £261.8 million
- New cost savings initiatives include reverse auctions hosted by Eutilia

Turnover increased by 1.5 per cent to £601.1 million. In line with the outcome of the 1999 regulatory reviews, there was a 1 per cent real reduction in bills for our water and wastewater customers, and a 3 per cent real reduction in electricity distribution charges.

Operating profit increased by 4.7 per cent to £261.8 million for the period, reflecting the continuing implementation of the cost reduction programme which more than offset the regulatory price reductions. United Utilities Service Delivery is targeting to achieve at least £30 million of further annual cost reductions during the current year. By the end of the year, initiatives will have been put in place to deliver more than 80 per cent of our £450 million target.

New cost savings initiatives in the period have had particular potential benefits for the capital programmes in water and wastewater and electricity distribution. Of particular note is the group's pioneering use of reverse auctions hosted by Eutilia, the web portal in which United Utilities is a founder shareholder. Although the use of this procurement channel has a wider potential application than has yet been achieved, significant cost savings have already been secured, compared with conventional procurement channels.

United Utilities Service Delivery has already made considerable progress in developing a more rigorous approach to design standardisation. This, in turn, will lead to a greater opportunity to standardise procurement requirements, which will enhance the ability of the business to deliver substantial economies, especially through its web portal channel.

In line with the phasing agreed at the final regulatory determination, around 15 per cent of the capital programme in water and wastewater is either in the course of construction or complete. A similar amount is at the design implementation stage where on-site preparation has commenced and contract documentation is being drawn up. Therefore, while it is too early in the regulatory period to project the level of savings, the business is targeting significant outperformance against the AMP3 allowance.

Capital investment in the period was £224.6 million, in line with the profile of the five-year capital programme. In water and wastewater, of total expenditure of £180.5 million, 46 per cent was on the water network, 47 per cent on the wastewater network (including sludge treatment and disposal) and 7 per cent related to other quality and efficiency related expenditure. In electricity distribution, of total expenditure of £44.1 million, 30 per cent was load related, 58 per cent was non-load related and 12 per cent was non-operational.

United Utilities Service Delivery has coped well with the effects of the foot and mouth outbreak and there has been only a minor impact on operating costs and the capital programme. This is despite 47 per cent of nationally reported cases being in North West England.

ASSET MANAGEMENT SERVICES

- Turnover increased by 96.4 per cent to £175.0 million
- Operating profit* increased by 25.2 per cent to £14.9 million

* excluding goodwill

United Utilities Contract Solutions is a rapidly growing asset management services business which will have revenues this year of around £350 million, operating and managing utility activities serving over 15 million people throughout the UK and overseas. Turnover increased by 96.4 per cent to £175.0 million. This was principally due to the four-year Welsh Water contract which has been further boosted by a greater involvement in its capital maintenance programme than had originally been anticipated.

Operating profit before goodwill amortisation increased by 25.2 per cent to £14.9 million reflecting the contribution of new business acquired during the last financial year. Operating margin reflected the anticipated start-up costs of the Welsh Water contract and operations management successes in central and eastern Europe.

Operations management

Operations management develops and operates contracts in selected markets based on the group's core asset management skills. It has a focused approach to pursuing opportunities with the objective of securing long-term investment and operational sources of income while limiting financial exposure. Its aim is to build on successes in the UK and other target areas, including Australia and Central and Eastern Europe.

The contract with Welsh Water continues to perform well. This is the first operations contract to come out of a financial restructuring initiative in the water industry, and the experience for United Utilities, as first mover in this process, has been invaluable. At Welsh Water, the partnering relationship with Glas Cymru continues to work well. United Utilities Contract Solutions is now implementing changes to procurement practices, moving to a more centralised basis. This allows economies of scale to be secured, not only within Welsh Water but also within United Utilities Service Delivery.

In Eastern Europe, good progress has been sustained in each of the concessions operated by United Utilities Contract Solutions in joint venture with International Water. The business expects further opportunities in the region to arise in the second half of the current year.

In Argentina, the continued effects of recession and the country's financial crisis are being countered by a radical cost-cutting programme. This is expected to improve the financial performance of EDEA, the electricity supply and distribution company in which United Utilities has a 41 per cent stake.

Green energy

This business develops renewable green energy generation projects. Five schemes were commissioned in the period with a capacity of 6MW. United Utilities Green Energy now has some 40 commissioned schemes with a capacity of around 70MW.

The current development pipeline contains around 40 further schemes, with a capacity of around 70MW. The business has also secured an option to develop a 10MW onshore wind farm in South Wales. This is in addition to the £60 million opportunity to develop offshore wind generation at Scarweather Sands, South Wales.

Network services

United Utilities Networks is a national market leader in the rapidly developing multi-utility metering and connections markets. The business provides gas, water, electricity and telecommunications connections and metering to domestic, commercial and industrial developers. It also operates private gas networks.

During the period, the business completed the contract to provide multi-utility connections for the City of Manchester Stadium, the showpiece for next year's Commonwealth Games. The business was responsible for the design and build of electricity, gas, water and telecommunications infrastructure. This multi-utility approach, using the same channel to carry all components, ensured that the £2 million project was finished ahead of schedule and also provided a cost-effective solution for the customer.

CUSTOMER MANAGEMENT OUTSOURCING

- Turnover increased by 38.9 per cent to £134.3 million
- Operating profit* increased by 72.5 per cent to £6.9 million
- Operating margin* increased from 4.1 per cent to 5.1 per cent
- External turnover increased from 28 per cent to 67 per cent of total turnover

* excluding goodwill

Vertex provides business process outsourcing (BPO) services to utilities, private enterprise and the public sector, with a primary focus on customer management outsourcing (CMO). Its services principally involve the management and operation of call centres and the provision of related information technology infrastructure.

Sales growth in the period of 38.9 per cent reflected increasing volumes in external business. The proportion of turnover represented by external business increased to 67 per cent, compared with 28 per cent in the corresponding period last year.

As anticipated, the operating margin before goodwill amortisation improved from 4.1 per cent in the corresponding period last year to 5.1 per cent, reflecting the increasing maturity of the external contract portfolio and progress in the achievement of cost reductions in internal contracts.

Existing contracts in all sectors continued to perform in line with expectations and the contracts secured earlier this year with Marks & Spencer and Companies House have now been mobilised successfully.

Vertex has been awarded a strategically significant contract to provide policy processing services for a major UK insurance company. This is the first success of the business in securing work in the financial services market and demonstrates further progress in diversifying its contract portfolio into broader based BPO outside the utilities sector away from the utilities sector. Operations commenced in October.

Vertex is in the advanced stages of contract negotiations for a £12 million, five-year contract with a major local authority. This opportunity will represent an important further step in developing Vertex's public sector activities.

Vertex has also won the Chartered Institute of Personnel and Development - 2001 People Management Award. This is in recognition of the programme developed by Vertex in partnership with Unison, Europe's largest trade union. The award affirms Vertex's ability to manage business change and cost transformation in co-operation with trade unions. It is a significant competitive advantage in Vertex's target markets, particularly utilities and the public sector.

TELECOMMUNICATIONS

- Turnover increased by 42.3 per cent to £75.3 million
- Operating loss* reduced by 2.7 per cent to £10.8 million
- Cumulative capital investment increased to £210 million

* excluding goodwill

Your Communications offers voice, and basic and advanced data communication services to the public sector, and small and medium-sized corporate customers in the Midlands and North of England.

Underlying year-on-year growth in sales of 35 per cent was boosted to over 42 per cent, after taking account of increased sales attributable to acquisitions. Business sales from voice and data services increased by 72 per cent to £50.8 million, whilst intelligent network premium rate services to corporate customers and service providers increased by 5 per cent to £24.5 million.

Losses before interest, tax, depreciation and amortisation (EBITDA) were around £3 million for the period, significantly lower than the corresponding period last year. As it moves through the second half of the year the business is EBITDA positive on a month by month basis.

The operating loss before goodwill amortisation reflects continued revenue and capital investment in the business to drive future sales and profit contribution. As planned, losses in the period were lower than the corresponding period last year and are anticipated to reduce further going forward as contributions feed through from higher revenues per customer and increased value-added sales.

The broadband wireless access licences are accelerating the multi-regional network roll-out by enabling the business to connect new customers more quickly and cost-effectively than ever before. Five base stations were connected in the period and it is anticipated that a further four will have been deployed in the next three months. The business already has considerable expertise in deploying radio solutions, the technology is well-proven and the business is leading the industry in its commercial deployment.

o0o

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	Six months ended 30 September 2001	Six months ended 30 September 2000 (Restated)	Year ended 31 March 2001 (Restated)
Turnover		£m	£m	£m
Continuing operations inc. share of joint ventures		912.1	756.0	1,574.4
Less: share of joint venture turnover		(42.8)	(37.0)	(78.3)
Continuing operations		869.3	719.0	1,496.1
Discontinued operations		-	201.5	201.5
Group turnover		869.3	920.5	1,697.6
Operating costs				
Continuing operations before exceptional charges (including goodwill)		(601.9)	(465.4)	(997.4)
Discontinued operations before exceptional charges		-	(179.9)	(179.9)
Exceptional costs – business restructuring continuing operations		-	-	(16.6)
Group operating costs		(601.9)	(645.3)	(1,193.9)
Operating profit				
Continuing operations before exceptional charges and goodwill		271.7	254.9	502.7
Discontinued operations before exceptional charges		-	21.6	21.6
Exceptional charge – business restructuring continuing operations		-	-	(16.6)
Goodwill		(4.3)	(1.3)	(4.0)
Group operating profit		267.4	275.2	503.7
Share of operating profits in joint ventures		4.7	3.0	10.3
Profit before non-operating items, interest and tax		272.1	278.2	514.0
Profit on disposal of businesses		-	191.2	191.2
Profit on ordinary activities before interest		272.1	469.4	705.2
Net interest payable and similar charges				
Group – bank loans, overdrafts and other loans		(106.2)	(100.1)	(204.7)
Group – other (discontinued operations)		-	(4.0)	(4.0)
Joint ventures		(6.3)	(5.6)	(11.6)
		(112.5)	(109.7)	(220.3)
Profit on ordinary activities before taxation		159.6	359.7	484.9
Ordinary taxation on profit on ordinary activities	3	(33.5)	(33.8)	(69.7)
Exceptional taxation – on disposal of businesses		-	(69.0)	(69.0)
		(33.5)	(102.8)	(138.7)
Profit on ordinary activities after taxation		126.1	256.9	346.2
Minority interests		(0.9)	-	-
Profit for the period		125.2	256.9	346.2
Dividends	8	(84.6)	(82.6)	(254.9)
Transfer to reserves		40.6	174.3	91.3
Earnings per share	4	22.6p	46.7p	62.8p
Diluted earnings per share	4	22.6p	46.4p	62.5p
Adjusted earnings per share	4,5	28.4p	26.6p	51.4p
Dividends per share	8	15.3p	15.0p	46.1p
Adjusted dividend cover	7	1.9	1.8	1.1
Adjusted interest cover	6	2.4	2.4	2.4

CONSOLIDATED BALANCE SHEET

	30 September 2001	30 September 2000 (Restated)	31 March 2001 (Restated)
	£m	£m	£m
Fixed assets			
Intangible assets	84.7	16.9	88.6
Tangible assets	6,503.7	6,174.2	6,385.7
Investments in joint ventures			
- share of gross assets	336.0	315.2	339.5
- share of gross liabilities	(249.1)	(251.3)	(248.6)
	86.9	63.9	90.9
Other investments including associated undertakings	17.9	41.7	29.3
	6,693.2	6,296.7	6,594.5
Current assets			
Stocks	17.8	15.3	18.0
Debtors	461.8	408.0	436.0
Investments	348.6	210.9	405.3
Cash at bank and in hand	14.5	18.0	50.7
	842.7	652.2	910.0
Creditors: amounts falling due within one year	(1,366.5)	(1,698.6)	(1,538.4)
Net current liabilities	(523.8)	(1,046.4)	(628.4)
Total assets less current liabilities	6,169.4	5,250.3	5,966.1
Creditors: amounts falling due after more than one year	(3,236.7)	(2,382.6)	(3,093.2)
Provisions for liabilities and charges	(18.5)	(26.7)	(28.8)
Provision for deferred taxation	(260.4)	(205.0)	(233.0)
	2,653.8	2,636.0	2,611.1
Capital and reserves			
Called up share capital	553.1	550.7	552.9
Share premium account	657.6	646.0	656.6
Profit and loss account	1,427.7	1,439.3	1,387.1
Equity shareholders' funds	2,638.4	2,636.0	2,596.6
Minority interests	15.4	-	14.5
Capital employed	2,653.8	2,636.0	2,611.1

CONSOLIDATED CASH FLOW STATEMENT

	Six months ended		Year ended
	30 September 2001 £m	30 September 2000 £m	31 March 2001 £m
Net cash inflow from operating activities	301.2	420.4	842.5
Returns on investments and servicing of finance	(104.9)	(91.1)	(190.1)
Taxation	(1.3)	(0.2)	(1.7)
Capital expenditure and financial investment	(284.7)	(309.2)	(573.7)
Acquisitions and disposals			
Acquisitions	(4.1)	(6.5)	(117.1)
Disposals	-	315.6	312.5
Equity dividends paid	(0.3)	(0.3)	(250.1)
Cash (outflow)/inflow before use of liquid resources and financing	(94.1)	328.7	22.3
Management of liquid resources	57.0	(145.9)	(328.7)
Financing			
Issues of shares	1.2	1.1	13.9
(Decrease)/Increase in debt	(49.6)	(199.4)	318.1
(Decrease)/increase in cash	(85.5)	(15.5)	25.6

NET CASH INFLOW FROM OPERATING ACTIVITIES

	Six months ended		Year ended
	30 September 2001 £m	30 September 2000 £m	31 March 2001 £m
Group operating profit	267.4	275.2	503.7
Exceptional items within group operating profit	-	-	16.6
Group operating profit before exceptional items	267.4	275.2	520.3
Depreciation	158.4	147.6	316.5
Amortisation of goodwill	4.3	1.3	4.0
Profit on disposal of tangible fixed assets	(0.7)	(1.7)	0.5
Stocks increase	(1.1)	(2.8)	(6.1)
Debtors increase	(48.5)	(30.6)	(65.8)
Creditors (decrease)/increase	(78.6)	40.7	73.9
Outflow related to exceptional items	-	(9.3)	(0.8)
Net cash inflow from operating activities	301.2	420.4	842.5

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Six months ended		Year ended
	30 September 2001 £m	**30 September 2000 £m**	**31 March 2001 £m**
(Decrease)/increase in cash	(85.5)	(15.5)	25.6
Cash outflow/(inflow) from decrease/(increase) in debt and lease financing	49.6	199.4	(318.1)
Cash (inflow)/outflow from management of liquid resources	(57.0)	145.9	328.7
Change in net debt resulting from cash flows	(92.9)	329.8	36.2
Exchange adjustments	1.5	(5.5)	(6.2)
Movement in net debt	(91.4)	324.3	30.0
Opening net debt	(2,806.4)	(2,836.4)	(2,836.4)
Closing net debt	(2,897.8)	(2,512.1)	(2,806.4)

SEGMENTAL ANALYSIS BY CLASS OF BUSINESS

	Six months ended		Year ended
	30 September 2001 £m	30 September 2000 £m	31 March 2001 £m
Group turnover			
Licensed multi-utility operations	601.1	592.1	1,201.6
Asset management services	175.0	89.1	197.6
Customer management outsourcing	134.3	96.7	211.2
Telecommunications	75.3	52.9	119.5
Other activities	2.5	3.9	9.4
	988.2	834.7	1,739.3
Inter-business eliminations	(76.1)	(78.7)	(164.9)
	912.1	756.0	1,574.4
Divested businesses	-	273.4	273.4
Inter-business eliminations	-	(71.9)	(71.9)
	-	201.5	201.5
	912.1	957.5	1,775.9

	Six months ended		Year ended
	30 September 2001 £m	30 September 2000 £m	31 March 2001 £m
Profit from continuing activities before non-operating items, goodwill amortisation, interest and tax			
Licensed multi-utility operations	261.8	250.0	500.9
Asset management services	14.9	11.9	21.0
Customer management outsourcing	6.9	4.0	9.6
Telecommunications	(10.8)	(11.1)	(20.9)
Other activities	5.6	5.0	6.3
Corporate costs	(2.0)	(1.9)	(3.9)
	276.4	257.9	513.0
Goodwill amortisation	(4.3)	(1.3)	(4.0)
Profit from continuing activities before non-operating items, interest and tax	272.1	256.6	509.0
Divested businesses	-	21.6	21.6
Exceptional charge	-	-	(16.6)
Profit before non-operating items, interest and tax	272.1	278.2	514.0

NOTES

1. Basis of preparation

The interim figures for the six months ended 30 September 2001, which are unaudited, have been prepared on the basis of the accounting policies set out in the annual report and accounts for the year ended 31 March 2001 with the exception of the application of FRS19 for the first time (see note 2). The financial information set out in this statement relating to the year ended 31 March 2001 does not constitute statutory accounts for that period. Full audited accounts of United Utilities PLC in respect of that financial period (which received an unqualified audit opinion and did not contain a statement under either section 237(2) or (3) of the Companies Act 1985) have been delivered to the Registrar of Companies.

2. Application of new Financial Reporting Standard

In this interim financial statement we have adopted for the first time Financial Reporting Standard (FRS) number 19, Deferred Tax. The application of FRS 19 is reflected in the current period and has also resulted in changes to the prior period reported results.

The effect of this standard is to provide for full provision of deferred tax on deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. The standard permits the discounting of deferred tax assets and liabilities. Previously deferred tax was provided only on timing differences expected to reverse without replacement in the foreseeable future. Consequently, the tax charge for the previous periods have been amended to reflect the requirements of the new standard and the results for the six months ended 30 September 2000 and the year ended 31 March 2001 have been reduced by £52.0 million and £80.0 million respectively. Of these adjustments, £24.0 million relates to exceptional tax on the disposal of the energy supply business. The effect of the new standard on the six months ended 30 September 2001 is to increase the tax charge by £27.4 million.

3. Ordinary taxation

The ordinary taxation charge, including deferred tax, for the six months ended 30 September 2001 is based on the estimated effective rate for the full period. It includes UK tax of £32.4 million (of which £27.4 million is deferred tax), tax on our overseas investments of £0.1 million and the group's share of joint ventures' tax of £1.0 million.

4. Earnings per share

Earnings per share on the net basis, and diluted earnings per share, is calculated by dividing profit for the period and the adjusted profit for the period (see note 5) by the following weighted average number of shares in issue:

		Basic	Diluted
(i)	Six months ended 30 September 2001	553.0 million	555.1 million
(ii)	Six months ended 30 September 2000	550.6 million	553.3 million
(iii)	Year ended 31 March 2001	551.1 million	553.7 million

The difference between the weighted average number of shares used in the basic and the diluted earnings per share calculations represents those ordinary shares deemed to have been issued for no consideration on the conversion of all dilutive potential ordinary shares in accordance with FRS 14 (Earnings per Share).

5. Adjusted earnings per share

The adjusted earnings per share calculations are stated after excluding:

(i) six months ended 30 September 2001 – £27.4 million in respect of deferred taxation and £4.3 million in respect of goodwill amortisation;

(ii) six months ended 30 September 2000 - £17.6 million profit before tax in respect of results for the period of divested businesses, £122.2 million credit (net of tax) in respect of business disposals, £28.0 million in respect of deferred taxation and £1.3 million in respect of goodwill amortisation, and;

(iii) year ended 31 March 2001 - £17.6 million profit before tax in respect of results for the period of divested businesses, £122.2 million credit (net of tax) in respect of business disposals, £16.6 million charge in respect of restructuring costs, £56.0 million charge in respect of deferred taxation and £4.0 million charge in respect of goodwill amortisation.

6. Adjusted interest cover

Adjusted interest cover is calculated as the number of times the interest charge for the period (excluding the financing charge related to the onerous contract provisions) is covered by profit from continuing operations before exceptional items, non-operating items, interest and tax.

7. Adjusted dividend cover

Adjusted dividend cover is calculated by dividing adjusted earnings per share by dividends per share.

8. Dividend

The interim dividend of 15.3 pence per share will be paid on 11 February 2002 to shareholders on the register on 7 December 2001. The provisional ex dividend date is 5 December 2001.

INDEPENDENT REVIEW REPORT BY KPMG AUDIT PLC TO UNITED UTILITIES PLC

Introduction

We have been instructed by the company to review the financial information set out on pages 8 to 14 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2001.

KPMG Audit Plc
Chartered Accountants
Manchester
29 November 2001

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This interim results statement contains certain forward-looking statements with respect to the financial condition, results of operations and business of the company.

Statements that are not historical facts, including statements about the company's beliefs and expectations, are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "potential", "reasonably possible" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore investors should not rely on them. Forward-looking statements speak only as of the date they are made, and the company undertakes no obligation to update publicly any of them in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. The company cautions investors that a number of important factors could cause actual results to differ materially from those anticipated or implied in any forward-looking statements. These factors include: (i) the effect of, and changes in, regulation and government policy; (ii) the effects of competition and price pressures; (iii) the ability of the company to achieve cost savings and operational synergies; (iv) the ability of the company to service its future operations and capital requirements; (v) the timely development and acceptance of new products and services by the company; (vi) the effect of technological changes; and (vii) the company's success at managing the risks of the foregoing. The company cautions that the foregoing list of important factors does not address all the factors that could cause the results to differ materially.